THIRD QUARTER 2008
QUARTERLY REVIEW WEBCAST

Hello, this is Bob Meeder, President of Meeder Financial and The Flex-funds. Welcome to our third quarter 2008 quarterly investment review.

Before I get into the quarterly status review and, since money market funds are in the headline news, I thought it would make sense to first review The Flex-funds Money Market Fund. With that said, I’m really pleased with how we have handled investing the assets of The Money Fund during this financial crisis. Several points I’d like to make are: we had no exposure to Lehman, AIG or Washington Mutual. We began to significantly reduce our exposure to the financial sector in early 2008. This is a very important point - we’ve totally avoided asset-backed commercial paper for the past three years. The Fund is participating in the U.S. Treasury’s Guarantee Program and the Fund continues to be one of the top performing money market funds. As of September 30th, the Fund had a yield of 2.7%. The following page will provide a brief review of how the Fund’s assets are invested as of September 30th.

The following illustration is The Flex-funds Money Market Fund portfolio allocation. As of September 30th, a third of the Fund’s assets were invested in U.S. Government agency notes and the remaining portion of the portfolio was invested in what is called first-tier money market securities and first-tier securities are the highest rated money market securities.

In this review we are going to discuss why the third quarter of 2008 was such an incredibly challenging quarter. Additionally, we are going to look forward and review what are the key drivers that could affect the economy and the financial markets. Lastly, we’ll provide a review of our portfolios and our current investment strategy.

Why was the third quarter so challenging? It was like a perfect storm. The first reason why it was so challenging is because we had a dramatic change in leadership in the stock market. The other reason why it was so challenging is because we perceived a potential base building process developing in the stock market.

So let’s address the first topic - the dramatic change in the leadership in the stock market that occurred in the third quarter. Before we address the dramatic change in the leadership of the stock market, and for you to better understand why the change in the leadership caused such a challenge, I believe it would be helpful to remind you that number 1 our investment disciplines consist primarily of intermediate-term indicators, number 2 our investment disciplines are not designed to predict sudden and short-term changes in the market trends, and lastly, our investment disciplines attempt to manage the risk/reward relationships in the stock market in an effort to avoid unnecessary risk in the portfolios.

As I mentioned in the previous slide, our investment disciplines are intermediate-term in nature and they are not designed to predict sudden short-term changes in the stock market. With that said, the first step in explaining why the third-quarter was so challenging is to ask you the following question - for those items included in the box which area of the stock market do you think performed the worst last quarter? When I have asked this question recently, the most common answer I get is financials and I also ask which area was the best and the most common answer I get is the energy sector. Well, here are the answers. Actually, energy was the worst performing and then emerging markets, materials, EAFE - which is international stocks, Russell Mid-Cap, the S&P 500, the Russell 2000 - small company stocks only down 1.1% and yet financials - they were actually up for the quarter. Most people are absolutely amazed to learn that in light of the credit crisis financials were actually the best performing sector for the third quarter. The next few slides will further explain why this caused us to have such a challenging environment to manage our client’s assets.

This illustration shows the performance of the various sectors within the S&P 500 during the first quarter of 2008. Those sectors that held up the best were the materials and industrials and consumer staples and one of the worst performing sectors was the financials.

This illustration is identical to the previous chart except it’s for the second quarter of 2008. The better performing areas were energy up 17%, materials up 4% and utilities up 8%. The worst performing sector was financials and they were down 18% for the quarter and down 30% for the first six months of the year.

In my opinion, pictures always describe things better. What this is is a illustration of the S&P 500 which is the orangeish red line and the financial sector within the S&P 500 which is the blue line. What this is showing is that from the peak of the financial sector which was February 7th, 2007 until July 15th financials were down over 50% and, at the same time, the S&P 500 was only down 13.8%.

This chart is showing the performance of the energy and materials sectors versus the S&P 500. Both energy and materials were doing dramatically better than the overall stock market for the last year.

This illustration analyzes the performance of value and growth and large, mid and small-cap sectors of the market. Over the last nine months ended June 30th, 2008, our portfolios were overweighted in large-cap growth and mid-cap growth and underweighted in large value and small value. This helped our portfolios considerably for the period ended June 30, 2008.

To pictorially illustrate the previous chart, here’s the performance of large-growth versus large-value versus the S&P 500. From September 30th, 2007 which was about the time we shifted away from large value, large value was down 25% versus large-growth being down 13%.

As I mentioned earlier, we have been underweighted small cap stocks. In fact, we’ve been underweighted small caps since May of 2006. From May 2006 the Russell 2000 which is small cap stocks was down 5 and ½ percent versus the S&P 500 which was basically flat for the same period.

This chart shows that for the first six months of 2008 international markets as measured by EAFE which is developed markets and emerging international markets were basically in line to slightly outperforming the S&P 500.

And for a longer term perspective, this chart shows the performance of emerging markets and EAFE versus the S&P 500 going back to the beginning of 2007.

I trust the previous slides helped to illustrate why our investment models were guiding us to have our portfolios underweighted in financials and large value and small cap funds and overweighted in large and mid cap growth funds and in materials, energy and internationals. Based upon these conclusions, the following are some of the core mutual funds that we owned in our fund of funds portfolios that we believe were invested appropriately for the current environment. As you can see, these funds were performing well on a short-term and intermediate-term basis versus both their benchmarks and versus their peer group. So as of June 30th, based upon what our models were indicating and how the funds were performing, we believed our portfolios were properly positioned for the current environment.

As a reminder, our investment disciplines are intermediate-term in nature and they are not designed to predict short-term changes in market trends. Another way to put this is that we do not try to catch falling knives. The next few slides will really help you understand what I mean by that we do not try to catch falling knives.

You may have noticed in the previous slides that many of those slides ended with a period ended July 15th. July 15th is a significant date in that on the 15th we had a major change in the leadership in the stock market and this is what I would like to address with you next.

The following few slides are going to illustrate the dramatic change in leadership that occurred on July 15th. This is the identical chart of the financial sector versus the S&P 500 that I previously shared with you that shows that the financials declined 51% versus the S&P 500’s decline of 13.8% through July 15th. As I mentioned, we had a major change on the 15th, from the 15th to the end of the quarter financials actually gained 17 and ½ percent while the S&P 500 was down 3 and ½%.

Again, this is the identical value and growth performance chart that I previously shared with you which illustrates that from September 30th, 2007 through July 15th value was down 25% versus growth being down 13%. However, from July 15th through the end of the quarter, value was actually up and growth was down 7.3%.

As I shared with you previously, materials and energy were actually leading the market on the up side but from the 15th through the end of the quarter materials declined over 26% and the energy sector was down over 16% versus the S&P 500 only being down 3 and ½% for that same time frame.

Like the previous charts, EAFE and the emerging markets were actually leading the market through July 15th. However, from the 15th emerging markets in particular and the EAFE performed dramatically worse than the S&P 500.

As it was discussed previously, small caps have been underperforming large caps for the past two years and then on the 15th suddenly small caps started to outperform large caps through the end of the quarter.

As discussed previously, in the first six months of this year, the energy and materials sectors were the best performing sectors and financials were the worst performing. As this chart shows the energy sector became the worst performing, close behind was materials and utilities and the best performing sector remarkably were financials for the third quarter.

I trust the previous slides helped to illustrate the dramatic change in leadership that occurred in the stock market during the third quarter. This change in leadership also affected the funds that we owned at the beginning of the quarter. This illustration is the same list of funds that I shared with you previously. As discussed previously, as of June 30th, the funds were well positioned and were performing as we expected but as the change of leadership occurred the funds struggled as well. It should be pointed out that as our investment models began to change in early September we began to reduce our exposure to some of these funds.

I know I have shared this illustration with you twice already, the reason for this is to really emphasize the importance that our investment models are intermediate-term in nature, we don’t try to predict short-term changes and we’re trying to manage the risk reward relationships in the stock market and as I said previously we do not try to catch falling knives. So with this said, based upon how our investment models work, there was no way that we could have anticipated or predicted that we were going to suddenly have a major change in leadership from those areas that were performing the worst to suddenly becoming the best performing sectors and those areas that were performing the best suddenly becoming the worst performing areas of the market.

In addition to our investment models not indicating in July and August that we should suddenly change from being underweighted in financials to being overweighted in financials, we had the following events occur which we believed supported what our investment models were telling us. On July 11th IndyMac was seized by the FDIC and was the fourth largest failure in U.S. history. On September 7th Fannie Mae and Freddie Mac were placed into conservatorship. Remarkably, on September 14th, Merrill Lynch agreed to be acquired by Bank of America and on September 15th Lehman Brothers who reportedly never had a losing year in its 158 year history became the largest firm in U.S. history to declare bankruptcy. On September 18th, The Reserve Money Market Fund breaks a buck as a result of the Lehman failure. And on the 18th Putnam announces closing one of its institutional money market funds due to a run on the fund. On September 19th AIG receives an $85 billion government rescue package and on September 23rd Berkshire Hathaway purchases 5 billion of Goldman Sachs preferred stock and on October 1st they purchased 3 billion of GE preferred stock. On September 25th Washington Mutual was placed into receivership becoming the largest bank failure in U.S. history. On September 28th Fortis the 20th largest company in the world based upon revenue was partially nationalized when Belgium, the Netherlands and Luxembourg invested up to 16 billion in the bank. And, finally, on September 29th Citigroup announced plans to purchase Wachovia. However, it was later scraped when Wells Fargo came in with a higher bid.

Further supporting our investment models we had a continued dramatic increase in foreclosures.

Another piece of evidence supporting our investment models to underweight financials was housing inventories. What this chart is illustrating is the housing inventories of existing new and total homes based upon the number of months to turn the existing inventory and, as you can see, we were at the highest levels that we’ve seen since the early 80’s.

So what caused the dramatic and unexpected change in financials from underperforming to suddenly becoming the market leader. There are several reasons. One of the main reasons, in our opinion, was due to unprecedented government intervention in that there was a ban on short-selling and, from July 21st to August 12th, there were 19 major financial firms that investors could no longer short and then from September 19th through October 8th that list was expanded to over 800 financial institutions.

This concludes are comments on the dramatic change in the leadership in the stock market. I am now going to address the other reason why the third quarter was so challenging. It has to do with our perception that the stock market was building a base that potentially could move higher. The next few charts will expand on this topic.

To start to explain why we perceived a potential base being built I would like to ask you a question. I’d like you to write down what you think the performance was for the Dow and the Russell 2000 from the beginning of the quarter to September 19th. As you can see the Dow was up one percent and the Russell 2000 was up over 9%. When I have asked this question recently, the most common answers I get is down that the markets were down anywhere between 5 and 10%. However, what I find interesting is that prior to September 19th we were asked by many of our clients and shareholders why our defensive portfolios were not more invested in the stock market. The point I am trying to make as you can see in the charts the markets were going sideways to up or were building what we call a base.

Why did we believe the stock market was building a base that could potentially move higher? There are several reasons for this conclusion. The first has to do with valuations. We have an investment model that attempts to identify the risk/reward relationships of the stock market and part of that model consists of valuations. All our valuation measurements were positive and they were especially positive when you compare earnings, for example, versus the interest rates. Another reason why we believed the market was building a base was due to the interest rate components within our model. All those factors were positive as well and we had a very positively sloped yield curve. However, one of the reasons why our defensive portfolios were partially defensive was that our intermediate-term trend factors were negative but they were beginning to stabilize which was encouraging to us. But again because our trend factors were negative it mandated a partially defensive position in our defensive portfolios. On top of this, the technical factors of the stock market were improving and lastly in our opinion the market was absorbing the bad news relatively well.

So what was it going to take to have the base building process be resolved positively? In our opinion as well as many other well-respected analysts, it was going to require a positive resolution of the credit crisis with the ultimate piece of the puzzle being an 1980’s RTC type intervention which is exactly what we thought occurred on September 19th when the government announced its $700 billion rescue plan. Based upon the stock market’s reaction to the announcement, the market was up over 4% on the 19th, we believed the market was confirming ours and many others analysis. What our investment models did not forecast nor do we believe anyone else was able to forecast was a total financial panic due to the credit crisis being global and far more severe than anyone anticipated. What it took to provide some stability to the financial markets was an unexpected and dramatic coordinated global response. For example, it has been reported that Europe is investing over $2.3 trillion at the problem and who could have anticipated that the U.S. Treasury Department would invest over $250 billion directly in 10 U.S. banks regardless if the banks wanted the money or not. We believe these steps and others are beginning to help provide some stability to the financial markets. This leads us to our next topic of discussion which is where do we think the stock market is headed and what key factors are going to affect the financial markets and the economy.

So looking forward what are the key drivers that are going to affect the financial markets.

This is a chart of the S&P 500 from July 31st of this year through October 10th. The question is where is the stock market going to go from this point forward and one way to address this is to look at other periods when we had dramatic declines in the stock market.

Historically, when there have been dramatic declines in the stock market, the stock market rarely v-bottoms and immediately start heading north. For example, here is the decline of 1987. The S&P had a dramatic decline into mid-October of 1987 and then proceeded to build a base for two months before the market was able to resume a more positive environment.

Here is another example. This is the S&P 500 from the beginning of 1999 through September 30th, 2003 and as you can see we had a major decline from mid-2000 until March of 2003. The key point that I’d like to make is that the market does not just immediately bottom and start to head north it requires a base to be built and, in this case, the base took nine months to build before the stock market was able to resume a more positive environment.

So, in our opinion, the stock market is going to have to build a base before it resumes a more positive environment. So what are some of the key factors that we’ll be watching that could affect the economy and the financial markets.

The key driver will be correcting the problems in the credit markets. We believe one of the key components in correcting the credit markets will be a successful implementation of the world-wide government rescue plans. Should this occur we believe the credit markets will begin to unfreeze. We should see an increase in bank lending, we should see an improvement in the commercial paper market, we believe interest rate spreads will begin to narrow and we may even begin to see lending standards ease.

One indicator to watch to see if the credit markets are improving is the following indicator. This chart is the spread between Libor and T-bills for the past year. On a long-term historical basis, the difference between Libor and T-bills has been on average around a half a percent. As you can see, this spread just recently peaked at 4 and ½% which was a perfect indication of the severe loss in confidence and just how locked up the credit markets have become. What to look for in the future is for the spread to begin to narrow not overnight but gradually over time. If this begins to occur, this will be a positive sign that confidence is improving and credit markets are improving as well. However, if we do not see this occur, it most likely will be a negative for the financial markets so we will be watching this and many more indicators like this to learn if the credit markets are in fact improving.

What are some of the other drivers or factors that could affect the economy and the financial markets? We do believe and, it will occur probably in the near future, that investors are really going to be focusing back on the basics and what do I mean by back on the basics? Well, they’ll start looking at earnings, they’ll start looking at unemployment statistics, inflation statistics, GDP, housing, election, and many other factors such as money supply and budget and trade deficits and retail sales, etc. But since the election is right around the corner we thought we would take a look at that to see how that may affect the markets.

I would like to take a minute to explain this chart. The first point I need to make is this is the average performance of the stock market from the middle of the fourth year of the presidential cycle, i.e., this year, through the first year of the next presidential election cycle under two different conditions. The two different conditions are when the incumbent Republican party wins and when they lose. Specifically, the orangeish red line is the average performance of the stock market when the incumbent president is a Republican like it is today but when a Democrat wins the next presidential election and the black line is just like the orangeish red line except the Republicans win the next presidential election. What is interesting is the stock market is performing as if it is discounting an Obama victory which also coincides with our earlier comment that most likely the stock market will have to build a base from anywhere between 2 to 9 months which is exactly what the stock market has done when the incumbent Republican party loses the Presidential election.

I’ve shared a lot of information with you in the last 20 to 25 minutes. It is important to remind you that our investment models are not designed to predict the outcome of these key drivers. However, we are very confident that our investment models will identify how these drivers are developing and, most importantly, based upon the outcome of our models it will guide our investment decisions in how we positioned our portfolios.

So what are our investment models telling us and how do we have our portfolios and funds positioned as of September 30th. Let’s start with interest rates. Our investment model that attempts to forecast the trend of interest rates presently is telling us that interest rates should remain relatively stable. Consequently, The U.S. Government Bond Fund has the vast majority of its assets invested in intermediate-term government agency and U.S. Treasury securities. It should also be pointed out that we have zero exposure to investment grade corporate bond securities. In regards to The Muirfield Fund® and our defensive equity portfolios, as of September 30th, those portfolios were approximately 40% defensive. The reason for this is our investment model that attempts to identify the risk/reward relationships of the stock market was mixed as of September 30th. All the interest components and fundamental factors of the model were positive. However, all eight trend factors were negative. Because all the trend factors were negative, it mandated a partially defensive position in these portfolios. In regards to the equity emphasis in The Dynamic Growth, Aggressive Growth and Muirfield® Funds and those individually managed accounts that are managed like those funds, we have a split weighting between value and growth and it should be pointed out that we for the first time since May of 2006 are now starting to build an exposure to the small cap sector of the market. In regards to our allocation to international securities over the last month, month and ½ we have dramatically reduced our exposure to the international market and as of the 30th, only had a 4% weighting in emerging markets.

The following is The Quantex Fund™’s portfolio allocations as of September 30th, 2008. The Fund is fairly evenly dispersed amongst small and mid-cap securities. In addition to this, the largest holding or largest sector is the consumer cyclical sector and what is interesting to point out is that the fund is significantly underweighted in basic materials and energy.

The following is The Total Return Utilities Fund portfolio allocations as of September 30th, 2008. The largest allocation is in telephone and telecommunications followed by electric utility and then pipelines and natural gas. We believe the portfolio is positioned well for the current market environment.

This concludes our third quarter 2008 investment review. We trust this has been helpful and informative to you and we would appreciate any feedback. We appreciate the opportunity to serve you and look forward to working with you in the future and should you have any additional questions or comments please feel free to contact our Client Services Department. Thank you.